Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

March 22, 2023

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 46 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on February 2, 2023, with respect to the Amendment and the Trust’s proposed new series, the Days Absolute Return ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus

1.	Please note that the Fund will need to file another 485(a) for the Fund, because the registration statement involves a conversion of a separately managed account(s). In particular, the next 485(a) filing needs to include a Regulation S-X, Section 6-11 compliant portfolio of investments that is prepared under Section 12 of SX.

Response: The Trust so notes, and will file another 485(a) for the Fund that includes the aforementioned information.

2.	There are multiple products available that seek to provide investors with daily returns relative to some benchmark. We are concerned that the Fund’s name may cause investor confusion. Please consider using the sub-adviser’s full business name in the name of the Fund instead. Also, please confirm that you are not relying on any manager of manager relief for the Fund as doing so would impact how you would use the sub-adviser’s name in the Fund’s name.

Response: To seek to address the Staff’s concerns, the Trust will revise the name of the Fund to the “DGA Absolute Return ETF.” The Trust confirms that the Fund will not rely on manager of managers relief.

3.	Because the Fund is a “fund of funds,” please add a line for acquired fund fees and expenses in the Fund’s fee table.

Response: The Fund’s fee table will be amended to include a line for acquired fund fees and expenses.

4.	In the pre-amble to the Expense example, please add the phrase “hold or” immediately before the phrase “redeem all of your shares.”

Response: The Trust confirms the foregoing change has been made to the Prospectus.

5.	In the description of the Fund’s principal investment strategies, please disclose whether the Fund will invest in single stock or inverse single stock ETFs. If so, please add appropriate descriptions and risk disclosures.

Response: The Trust confirms that the Fund will not invest in either single stock or inverse single stock ETFs. Disclosure has been added to Item 9.

6.	For the sentence that reads “Underlying ETFs may include ETFs that invest in U.S. and foreign equity securities, fixed income securities, commodities, etc.” please remove “etc.” and add a description of each of the types of investments that may be included as part of the Fund’s principal strategy.

Response: The Trust confirms that the Prospectus has been revised to describe each type of investment, and appropriate risk disclosure has been added.

7.	In the sentence “The Fund will generally have net exposure ranging from 20% short to 100% long,” clarify “20% short to 100% long” what?

Response: The Prospectus has been revised to clarify the meaning of the foregoing.

8.	Please disclose the length of time the Sub-Adviser considers would make up a full market cycle.

Response: Disclosure has been added that describes the Sub-Adviser’s view of a full market cycle.

9.	Please clarify what is meant by the phrase “both sustained downside trends and upside trends.” Specifically, trends in what? If the Fund uses a price momentum strategy, state so plainly.

Response: The Prospectus has been clarified to explain the meaning of the phrase.

10.	With respect to the description of ETFs in the subheadings “Bullish,” “Moderate,” etc., please clarify the types of securities in which Growth-focused and Momentum-focused ETFs will invest.

Response: The descriptions have been clarified accordingly.

11.	In the Model Analysis discussion, there are references to “changes” in the bullet points. Please clarify (i.e., changes in what?).

Response: The Prospectus has been clarified to explain the meaning of the term “changes.”

12.	Given the Sub-Adviser’s extensive reliance on models and data, please provide enhanced risk disclosure. Such enhanced disclosure might address (1) errors in model design or coding, (2) stale data, changes to the availability of or quality of the signal associated with the data, and (3) the occurrence of events not contemplated by the model. These are examples only; revised disclosure should address the risks associated with its models and data use.

Response: The Model and Data Risk disclosure in Item 9 of the Prospectus has been bolstered accordingly.

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13.	Predecessor Account.
a.	Describe to the Staff supplementally the background of the Predecessor Account, including information about when and why the Predecessor Account was created.

b.	State in the Prospectus that the sub-advisor for the fund was the adviser or sub-adviser for the Predecessor Account for the entire performance period shown.

c.	State in the Prospectus whether the Predecessor Account transferred substantially all of its portfolio securities or whether the Predecessor Account transferred only a portion of its assets to the newly registered fund.

d.	State to the Staff supplementally whether the adviser/subadvisor believes that the Predecessor Account could have complied with Subchapter M of the Internal Revenue Code.

e.	Describe supplementally whether the Predecessor Account made any investment strategy changes to the Account within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Account within a one year period prior to the date the registration statement was filed. If any investors in the Predecessor Account redeemed out of the Predecessor Account within a one year of this date, please describe whether such investors were able to invest in an Account with substantially similar investment strategies to that of the Predecessor Account.

f.	If the standardized SEC method was not used to calculate the Predecessor Account's performance, please disclose in the Prospectus how the performance was calculated and that the method differs from the standardized SEC method.

g.	Please represent supplementally that the fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response:

a.	As background, the Sub-Adviser manages family office accounts using a sophisticated absolute return investment strategy. The strategy calls for hedging against risk exposure, which for family office clients, is accomplished by shorting equity securities.

However, in 2018, a client sought to have their IRA account managed by the Sub-Adviser using the same strategy. However, IRAs, by their design, prohibit shorting equities, which limited the Sub-Adviser’s ability to fully implement its strategy which calls for hedging against risk exposure. To address the problem, the Sub-Adviser, strategically used inverse ETFs as a way to replicate the desired hedging of risk exposure. The Predecessor Account was established on November 26, 2018.

Over four years of active management, the Sub-Adviser noticed that the Predecessor Account generated desirable performance results with a desirable risk profile. This led the Sub-Adviser to seek to share the strategy with a wider investment community by either forming a private hedge fund or converting it to an ETF. Ultimately, the Sub-Adviser chose the latter option.

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b.	The Prospectus has been supplemented with the requested description.

c.	The Prospectus has been supplemented with the requested description.

d.	The Sub-Adviser believes that the Predecessor Account could have complied with Subchapter M of the Internal Revenue Code.

e.	The Trust supplementally informs the Staff that the Predecessor Account made no investment strategy changes to the Predecessor Account within the one-year period prior to the date the registration statement was filed. The Predecessor Account did not experience any redemptions, transfer of assets to another person or fund, or cash infusions within the one-year period prior to the date the registration statement was filed.

f.	The Prospectus has been supplemented with the requested description.

g.	The Trust confirms that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Part C

14.	The reference to the “opinion and consent of counsel” states that it will be filed by amendment. However, the reference includes a link to a different document.

Response: The inadvertent link has been removed from Part C.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Toroso Investments, LLC

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